UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

YONGYE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value US$0.001 per share

(Title of Class of Securities)

98607B106

(CUSIP Number)

Zhong Xingmei Full Alliance International Limited Room 1701, Wing Tuck Commercial Centre, 183 Wing Lok Street Sheung Wan, Hong Kong +(852) 2572 3986

Wu Zishen

Orient Blossom Investments Limited

c/o Yongye International, Inc.

Suite 608, Xue Yuan International Tower,

No. 1 Zhichun Road, Haidian District

Beijing, People’s Republic of China

+(86) 10 8232 8866

With a copy to: Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004, People’s Republic of China +(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Full Alliance International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Zhong Xingmei
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Wu Zishen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Orient Blossom Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

This amendment No. 9 (“Amendment No. 9”) relates to the common stock, par value $0.001 per share (the “Company Common Stock”), of Yongye International, Inc., a Nevada corporation (the “Company” or the “Issuer”). This Amendment No. 9 is being filed jointly by Full Alliance International Limited (“Full Alliance,” or “Holdco”), Zhong Xingmei (“Ms. Zhong”), Wu Zishen (“Mr. Wu”) and Orient Blossom Investments Limited (“Orient Blossom,” together with Full Alliance, Ms. Zhong and Mr. Wu, the “Reporting Persons”) to amend and supplement the items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2012 (as amended by amendment No. 1 to the Schedule 13D filed on December 28, 2012, amendment No. 2 to the Schedule 13D filed on May 16, 2013, amendment No. 3 to the Schedule 13D filed on September 24, 2013, amendment No. 4 to the Schedule 13D filed on October 15, 2013, amendment No. 5 to the Schedule 13D filed on November 13, 2013, amendment No. 6 to the Schedule 13D filed on November 25, 2013, amendment No. 7 to the Schedule 13D filed on March 26, 2014 and amendment No. 8 to the Schedule 13D filed on April 10, 2014 the “Schedule 13D”). Except as provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Schedule 13D.

ITEM 4.          PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On June 6, 2014, the Company held a special meeting of its stockholders (the “Special Meeting”) at the offices of the Company located at Jinshan Economic Development Zone, Hohhot City, Inner Mongolia, the People’s Republic of China. At the Special Meeting, the stockholders of the Company voted in favor of the proposal to approve the agreement and plan of merger, dated as of September 23, 2013, as amended on April 9, 2014 (as so amended, the “Amended Merger Agreement”), among the Company, Full Alliance, Parent and Merger Sub, providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

On July 3, 2014, the Company filed the articles of merger with the Secretary of State of the State of Nevada, pursuant to which the Merger became effective. As of the effective time of the Merger (the “Effective Time”), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time was converted into the right to receive US$7.10 in cash, without interest, less any applicable withholding taxes, except for the shares of Company Common Stock (i) owned by the Company or any subsidiary of the Company or (ii) owned by Holdco, Parent and Merger Sub, including shares contributed to Parent by Holdco, Mr. Wu, Prosper Sino and MSPEA, immediately prior to the Effective Time pursuant to the Contribution Agreement, as amended by the Contribution Agreement Amendment, which were cancelled without receiving any consideration.

Pursuant to the terms of the previously disclosed Contribution Agreement, as amended by the Contribution Agreement Amendment, the Rollover Holders contributed to Parent an aggregate of 12,370,747 shares of Company Common Stock and 6,505,113 shares of Series A Convertible Preferred Stock in connection with the closing of the Merger, and Full Alliance issued to the Rollover Holders 555,000 ordinary shares, 11,017,908 preferred shares, and an option to purchase 2,030,000 ordinary shares, in each case, of Full Alliance, which owns 100% of the equity interests of Parent. The information disclosed in this paragraph is qualified in its entirety by reference to the Contribution Agreement and the Contribution Agreement Amendment, copies of which are filed as Exhibit 7.08 and Exhibit 7.13 to the Schedule 13D and are incorporated herein by reference in their entirety.

Upon the consummation of the Merger, the Company became a wholly owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the Company Common Stock ceased trading on the NASDAQ Global Select Market (“NASDAQ”) and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and replaced by the following:

(a) – (b) As of the date hereof, the Reporting Persons do not beneficially own any shares of Company Common Stock or have any voting power or dispositive power over any shares of Company Common Stock.

(c)          Other than the transactions listed above, none of the Reporting Persons has effected any transactions of the Company Common Stock during the past sixty (60) days.

(d)          Not applicable.

(e)          July 3, 2014.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated as of March 26, 2014 (incorporated by reference to Exhibit 7.14 of the Schedule 13D filed by the Reporting Persons on March 26, 2014).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2014

ZHONG XINGMEI

/s/ Zhong Xingmei
Name:	Zhong Xingmei

FULL ALLIANCE INTERNATIONAL LIMITED

By:	/s/ Zishen Wu
Name:	Zishen Wu
Title:	Director

WU ZISHEN

/s/ Wu Zishen
Name:	Wu Zishen

ORIENT BLOSSOM INVESTMENTS LIMITED

By:	/s/ Wu Zishen
Name:	Wu Zishen
Title:	Director

[Signature Page to Schedule 13D Amendment]